SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Augusta Resource Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

050912203

(CUSIP Number)

HudBay Minerals Inc.

25 York Street, Suite 800,

Toronto, ON M5J 2V5

Attention: Patrick Donnelley,

Vice President, Legal and Corporate Secretary

(416) 362-2576

with a copy to:

Mark L. Mandel, Esq.

Milbank, Tweed, Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, NY 10005-1413

(212) 530-5026

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HudBay Minerals Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,058,585[1]

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 23,058,585

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,058,585

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16%[2]

14.	Type of Reporting Person (See Instructions) CO

1 Includes: (i) 3,883,900 common shares purchased on the open market between July 23, 2010 and August 18, 2010, (ii) 10,905,590 common shares (the “Subscription Shares”), (iii) 5,452,795 common shares issued on March 18, 2011 upon the exercise of purchase warrants (the “Warrants”) and (iv) 2,816,300 common shares purchased through block trades executed on February 25, 2013, February 28, 2013 and April 16, 2013. The Subscription Shares and the Warrants were issued by the Issuer to HudBay Minerals Inc. (“HudBay”) pursuant to the Subscription Agreement (the “Subscription Agreement”), dated August 23, 2010, between Augusta Resource Corporation, a corporation existing under the laws of Canada (“Augusta” or the “Issuer”), and HudBay. The Subscription Agreement provided for the sale to HudBay of 10,905,590 Units (the “Units”) for a purchase price of C$2.75 per Unit. Each Unit consisted of one common share of the Issuer and one-half of one common share purchase warrant of the Issuer. Each whole Warrant entitled the holder to acquire one common share of the Issuer at an exercise price of C$3.90 at any time during the 18 months following closing of the transaction (subject to early expiry of the Warrants in certain circumstances).

2 Based on 144,086,728 common shares of the Issuer outstanding as of December 31, 2102 as disclosed in the Issuer’s Form 40-F for the fiscal year ended December 31, 2012.

This Amendment No. 2 (this “Amendment”) amends and restates the Schedule 13D filed by HudBay on August 27, 2010 (the “Schedule 13D”) and amended on March 18, 2011, with respect to the common shares of Augusta. The common shares of the Issuer to which this Amendment relates are held directly by HudBay. This Amendment is being filed to amend and restate the Schedule 13D, as amended, in light of recent events.

Item 1.         Security and Issuer

The class of equity securities to which this Amendment relates to is the common shares of the Issuer. The address of the principal executive offices of the Issuer is Suite 600 - 837 West Hastings Street, Vancouver, British Columbia, Canada, V6C 3N6.

Item 2.         Identity and Background

(a)  This Amendment is being filed by HudBay Minerals Inc., a corporation continued under the laws of Canada. The principal business of HudBay is the discovery and mining of base metals.

(b) The address of the principal office of HudBay is 25 York Street, Suite 800, Toronto, ON M5J 2V5 Canada.

(c)  Set forth in Schedule I to this Schedule 13D is the name, residence or business address and present principal occupation or employment of each of HudBay’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d) — (e) During the last five years, neither HudBay nor, to the knowledge of HudBay, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  With the exception of Roque Benavides, who is a citizen of Peru and Hernan Soza, who is a citizen of Chile, each person listed in Schedule I hereto is a citizen of Canada. Mr. Tom A. Goodman is also a citizen of the United States.

Item 3.         Source and Amount of Funds or Other Consideration

During the period beginning July 23, 2010 and ending August 18, 2010, HudBay acquired common shares of the Issuer on the open market, at the respective dates and price per share amounts as set forth below, for a total cash payment of C$8,371,864.35, minus commissions.

Date	Number of Shares Purchased	Price per Share C$
July 23, 2010	201,600	1.72
July 26, 2010	266,600	1.83
July 27, 2010	286,200	1.81
July 28, 2010	158,000	1.97
July 29, 2010	195,300	2.02
July 30, 2010	324,700	2.21
August 3, 2010	262,300	2.39
August 4, 2010	212,500	2.38
August 5, 2010	105,800	2.78
August 6, 2010	111,600	2.35
August 9, 2010	190,500	2.45
August 10, 2010	77,100	2.40
August 11, 2010	177,000	2.31
August 12, 2010	211,800	2.24
August 13, 2010	115,900	2.24
August 16, 2010	473,900	2.10
August 17, 2010	434,200	2.17
August 18, 2010	78,900	2.24

The Units purchased by HudBay were purchased with cash generated from operations in a private transaction. The aggregate cost of the Units was C$29,990,372.

The common shares of the Issuer acquired on March 18, 2011 were acquired pursuant to the exercise of 5,452,795 Warrants, issued in connection with the private placement that was completed on August 23, 2010. The Warrants were exercised at a price of C$3.90 per Share, for total consideration of C$21,265,901.

During the period beginning February 25, 2013 and ending April 16, 2013, HudBay acquired additional common shares of the Issuer through block trades on the open market, at the respective dates and price per share amounts as set forth below, for a total cash payment of C$7,323,195, minus commissions.

Date	Number of Shares Purchased	Price per Share C$
February 25, 2013	1,216,300	2.65
February 28, 2013	200,000	2.65
April 16, 2003	1,400,000	2.55

These acquisitions were funded by working capital.

Item 4.         Purpose of Transaction

The acquisition of the Subscription Shares and the Warrants was made to assist Augusta in the financing of the development of Augusta’s Rosemont copper mine project.  The common shares of the Issuer purchased by HudBay on the open market were acquired for investment purposes.  HudBay will evaluate the investment in Augusta and may, among other things, increase or decrease its ownership and possibly pursue strategic initiatives with or in respect of Augusta depending on factors including market conditions, the business and prospects of Augusta and other alternatives available to HudBay from time to time. HudBay may also discuss such possibilities with

Augusta’s directors, management, shareholders and other parties. Except as set forth herein, or as would occur upon completion of any of the actions discussed herein, HudBay has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer

(a)-(b)     On August 27, 2010, HudBay purchased 10,905,590 Units in accordance with the terms of the Subscription Agreement and is therefore deemed to be the beneficial owner of the Subscription Shares and Warrants that comprise such Units. On March 18, 2011 HudBay exercised Warrants for 5,452,795 common shares of the Issuer, representing approximately 3.5% of Augusta’s issued and outstanding common shares on that date. Between February 25, 2013, and April 16, 2013, HudBay purchased 2,816,300 common shares of the Issuer through block trades with cash from working capital.  The following information with respect to the ownership of the common shares of the Issuer by HudBay is provided as of April 16, 2013:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of
HudBay Minerals Inc.	23,058,585	16%	23,058,585	0	23,058,585	0

No director or executive officer of HudBay beneficially owns or is deemed to beneficially own any common shares of the Issuer as at April 16, 2013.

(c)           During the past 60 days, HudBay has not entered into any transaction in the common shares of the Issuser except as otherwise specified in Item 3 herein.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the common shares of the Issuer beneficially owned by HudBay.

(e)           Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Confidentiality Agreement

HudBay and Augusta were parties to a confidentiality agreement dated March 1, 2010, which agreement was terminated on March 1, 2012 (the “Confidentiality Agreement”). The Confidentiality Agreement required, among other things, that both parties keep confidential all information pursuant thereto (subject to certain exceptions) and contained customary standstill provisions.

Permission Letter

HudBay and Augusta are parties to a letter agreement dated July 22, 2010 (the “Permission Letter”). Under the Permission Letter, Augusta waived the standstill provisions in the Confidentiality Agreement with respect to certain limited acquisitions of common shares of Augusta by HudBay on the Toronto Stock Exchange or NYSE Amex exchange. The waiver provided by the Permission Letter commenced on the date of the Permission Letter and, as described below, terminated on August 27, 2010.

The Subscription Agreement

The Subscription Agreement provides for the sale to HudBay of 10,905,590 Units for a purchase price of C$2.75 per Unit. Each Unit consisted of one Share and one-half of one Warrant of Augusta. Each whole Warrant entitled the holder to acquire one common share of Augusta at an exercise price of C$3.90 at any time during the 18 months following closing of the sale of the Units (subject to early expiry of the Warrants in certain circumstances). Pursuant to the Subscription Agreement, Augusta has granted to HudBay the right to participate in future equity financings that might be undertaken by Augusta in the 24 months following closing of the sale of the Units on a basis that would permit HudBay to maintain its then current percentage equity ownership of Augusta.

The Subscription Agreement provides that HudBay is permitted to purchase the Units pursuant to the Subscription Agreement and to exercise the Warrants received pursuant to the Subscription Agreement in accordance with the terms of such Warrants. Further, the limited waiver of the standstill provision provided by the Permission Letter was suspended upon the execution of the Subscription Agreement and terminated upon the issuance of the Units pursuant to the Subscription Agreement.

Other than the Confidentiality Agreement and the Subscription Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of Augusta, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

The foregoing descriptions of the Confidentiality Agreement and the Subscription Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements and such agreements are incorporated by reference herein where references and descriptions of such agreements appear.

Item 7.         Material to be Filed as an Exhibit

Exhibit	Description and Date of Document

99.1	Confidentiality Agreement, dated March 1, 2010, between the Issuer and HudBay.*

99.2	Subscription Agreement, dated August 23, 2010, between the Issuer and HudBay.*

* Incorporated by reference from HudBay’s Schedule 13D in respect of the Issuer dated August 27, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUDBAY MINERALS INC.

Date: April 17, 2013	By:	/s/ Patrick Donnelly
Name: Patrick Donnelly
Title: Vice President, Legal and Corporate Secretary

Schedule I

Directors and Officers of HudBay

The following table sets forth the name and principal occupation of employment, if applicable, of each director and executive officer of HudBay Minerals Inc. Unless otherwise indicated, the business address of such persons is c/o HudBay Minerals Inc., 25 York Street, Suite 800, Toronto, Ontario, M5J 2V5, Canada.

Directors

Name	Principal Occupation and Address

G. Wesley Voorheis

Mr. Voorheis is Managing Director of VC & Co. Incorporated and a Partner of Voorheis & Co. LLP. Mr. Voorheis’s address is Voorheis & Co LLP, Bay Adelaide Centre, 333 Bay Street, Suite 910, Toronto, ON M5H 2R2, Canada.

Roque Benavides	Chairman and CEO of Compañia de Minas Buenaventura. Mr. Benavides’ address is Carlos Villaran 790, Santa Catalina, La Victoria, Lima 13, Peru.

David Garofalo	Mr. Garofalo is President and Chief Executive Officer of HudBay.

Tom A. Goodman	Mr. Goodman is a corporate director.

Alan R. Hibben	Mr. Hibben is a Managing Director with RBC Capital Markets Inc. Mr. Hibben’s address is RBC Capital Markets Inc., 200 Bay Street, Toronto, ON M5J 2W7, Canada.

W. Warren Holmes	Mr. Holmes is a corporate director.

John. L. Knowles	Mr. Knowles is President and CEO of Wildcat Exploration Ltd. Mr. Knowles’s address is Wildcat Resources, Suite 203, 1780 Wellington Avenue Winnipeg, MB R3H 1B3, Canada.

Alan J. Lenczner

Mr. Lenczner is a founding partner and counsel at Lenczner Slaght Royce Smith Griffin LLP. Mr. Lenczner’s address is Lenczner Slaght Royce Smith Griffin LLP, 2600-130 Adelaide Street West, Toronto, ON M5H 3P5, Canada.

Kenneth G. Stowe	Mr. Stowe was a corporate director of Northgate Minerals Corporation from 2001 until his retirement in 2011.

Executive Officers

Name	Principal Occupation

David Garofalo	President and Chief Executive Officer

David S. Bryson	Senior Vice President and Chief Financial Officer

Alan T.C. Hair	Senior Vice President and Chief Operating Officer

Ken Gillis	Senior Vice President, Corporate Development

Patrick Donnelly	Vice President, Legal and Corporate Secretary

David Clarry	Vice President, Corporate Social Responsibility

Cashel Meagher	Vice President, South America Business Unit

Patrick Merrin	Vice President, Business Development and Technical Services

Hernan Soza	Vice President, Exploration

Brad W. Lantz	Vice President, Manitoba Business Unit